Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

The Toronto-Dominion Bank Toronto Dominion Centre P.O. Box 1 Toronto, ON M5K 1A2

2.	Date of Material Change

August 25, 2004

3.	News Release

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group, which issued a press release on August 26, 2004 through the facilities of Canada NewsWire.

4.	Summary of Material Change

TD Bank Financial Group (“TDBGF”) and Banknorth Group, Inc. (“Banknorth”) announced that they have signed a definitive agreement dated August 25, 2004 (the “Agreement and Plan of Merger”) pursuant to which TDBGF will come to hold 51% of the outstanding common stock of Banknorth for approximately US$3.8 billion (approximately CDN$5 billion) in cash and TD common shares. This acquisition will provide TDBGF with a majority interest in a growth company that has a proven track record of making strategic acquisitions. In connection with this transaction, TDBGF and Banknorth also entered into a Stockholders Agreement dated August 25, 2004 with respect to the interest in Banknorth that TDBGF will hold. Consummation of the transaction is subject to a number of customary conditions, including, but not limited to, (i) the approval of Banknorth’s stockholders and (ii) the receipt of requisite regulatory approvals by applicable Canadian and United States regulatory agencies.

TDBGF is filing a copy of the Agreement and Plan of Merger (which includes, as one of its exhibits, a copy of the Stockholders Agreement) today on SEDAR pursuant to National Instrument 51-102.

5.	Full Description of Material Change

Please refer to the press release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Christopher A. Montague, Executive Vice President and General Counsel at (416) 308-6963.

DATED: September 3, 2004

Schedule A

TD Bank Financial Group to become majority shareholder of Banknorth Group, Inc.
Strategic acquisition provides TD with personal and commercial banking growth opportunity in the US
Banknorth gains partner to expand its community-based banking model

August 26, 2004, TORONTO – TD Bank Financial Group (TDBFG) and Banknorth Group, Inc. (NYSE: BNK) today announced that they have signed a definitive agreement for TDBFG to acquire 51% of the outstanding shares of Banknorth for approximately US$3.8 billion (approximately CDN$5 billion) in cash and TD common shares. This acquisition will provide TD with the majority interest in a growth company that has a proven track record of making strategic acquisitions.

“This strategic acquisition provides us with an expanding beachhead in the Northeastern United States and an outstanding personal and commercial banking complement to our strong U.S. wealth management franchise,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “The addition of Banknorth to our brand provides us with immediately accretive earnings and a majority interest in a company that has an excellent management team focussed on growing their business both organically and through smart and profitable acquisitions.”

“Having TDBFG as our majority shareholder offers us the depth to continue with our strategy of acquiring high potential banks in strategic locations and positions us to move to the next level in terms of size and product capability,” said William J. Ryan, Banknorth’s Chairman, President and Chief Executive Officer. “Both TD and Banknorth are leaders in employing a customer-focussed approach to their markets and bring proven track records of successfully integrating acquisitions. I firmly believe that working with TD will be a positive experience for our shareholders, our customers and our employees.”

Acquisition details
The agreement between TDBFG and Banknorth provides for the merger of Banknorth with a TD subsidiary in which each Banknorth shareholder will receive a package of US$12.24 in cash, 0.2351 of a TD common share and 0.49 shares of the new Banknorth stock, which will continue to be listed on the New York Stock Exchange. TD will be permitted to buy additional Banknorth shares up to a limit of 66 2/3% either in the open market or in specific circumstances directly from Banknorth, such as if Banknorth were looking to raise capital.

The transaction will be taxable for Banknorth shareholders for U.S. federal income tax purposes with respect to the cash and TD shares they receive. The new Banknorth shares will be tax free.

The agreement also permits TD to bid for the remaining publicly held shares in subsequent years, subject to certain limitations in the first two years, approval by a majority of designated independent directors and unaffiliated Banknorth shareholders during the first five years and approval by a majority of designated independent directors or unaffiliated Banknorth shareholders after five years. The deal, which is subject to approval by Banknorth’s shareholders and by U.S. and Canadian regulatory authorities, is expected to close in February, 2005 and be immediately accretive to TD’s earnings, without reliance on synergies.

“We have structured the deal this way to allow the maximum degree of flexibility for both TD and Banknorth. TD gains an important personal and commercial footprint in the U.S. while maintaining our strong capital ratios,” said Clark.

“From our perspective, we are gaining access to capital and additional flexibility to allow us to continue to participate in larger acquisitions,” added Ryan.

Bill Ryan will remain Chairman, President and CEO of Banknorth and will join TD’s Board of Directors upon the conclusion of the deal. He will continue to be based at Banknorth’s headquarters in Portland, Maine. Banknorth’s experienced management team was an integral component of the deal and will remain intact.

To maintain the Banknorth board’s effective working size, but at the same time reflect the interests of the majority shareholder, TD will initially be adding up to five members to the board in addition to the current 14 Banknorth directors, all of whom are expected to remain on the board following the closing. A majority of both the full board and the directors appointed by TD will be required for any motion put before the Board to reflect TDBFG’s majority shareholder position. TD will have the right to elect a majority of board members generally as long as it remains a majority shareholder.

Maintaining community roots
“Banknorth has a long standing reputation of being committed to the communities in which it operates and we intend to continue with that same approach,” said Ryan. “We are pleased that our two organizations have the same focus on meeting the needs of our customers in the local markets we serve. We think that there is a good cultural fit between the two banks,” added Clark.

TD Bank Financial Group and Banknorth will hold an analyst conference call and meeting today, August 26th, 2004 at 8:45 a.m. ET to discuss the details of the transaction. The call will feature a presentation by Ed Clark, President and CEO of TD Bank Financial Group and Bill Ryan, Chairman, President and CEO of Banknorth. A question and answer period for pre-qualified analysts and investors will follow the formal presentation. The call will be webcast live via TD’s website at www.td.com/investor as well as the investor relations section of Banknorth’s website at www.banknorth.com. Pre-qualified analysts and investors may access the call by calling 416-640-1907 or toll free at 1-800-814-4860. Media may also access the call at those numbers, but in listen-only mode. Recordings of the presentation will be archived on TD’s website www.td.com following the webcast and will be available for replay for a period of at least one month. The replay of the webcast will also be accessible from the investor relations section of Banknorth’s website at www.banknorth.com.

Banknorth Key Facts & Figures
A New England-based company recognized by Forbes magazine as the best managed bank in America, Banknorth offers personal and commercial banking, insurance, investment planning and wealth management services. The operations of Banknorth include:

•	389 branches and 548 Automated Teller Machines (ATMs) in 6 states

•	1.3 million households served

•	US $29.3 billion in assets, as of June 30, 2004

•	US $19.3 billion in deposits, as of June 30, 2004

Banknorth is first in combined market share in Maine, New Hampshire and Vermont, and 5th in Massachusetts and 6th in Connecticut.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$312 billion in assets, as of April 30, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

About Banknorth

At June 30, 2004, Banknorth Group, Inc. headquartered in Portland, Maine and one of the 30 largest publicly-traded commercial banks in the country, had $29.3 billion in assets. Banknorth’s banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offer investment products in association with PrimeVest Financial Services, Inc. The Company’s website is at www.banknorth.com.

For more information:
Dianne Salt	Jeff Nathanson
TD Bank Financial Group	Banknorth Group, Inc.
416-308-6807	207-761-8517

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as

“anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Shareholder Relations 416-944-6367 or 1-866-756-8936 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517.

TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.